# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rainmaker Worldwide Inc., CIK 0001872292
CUSIP: 75088P200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada (NV), 89120
Date of event which requires filing of this statement: 09/21/2026
Amends the filing with accession number 0001493152-26-043552
Filed by CIK 0002052004
Persons authorized to receive notices and communications: Kelly Michelle White, 2510 East Sunset Road, Suite 5 #925,, Las Vegas, Nevada (NV), 89120, 702-608-1990

## Reporting persons
- Kelly Michelle White (CIK 0002052004): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 17,171,626; shared voting power 0; sole dispositive power 17,171,626; shared dispositive power 0; aggregate amount beneficially owned 17,171,626 (16.9% of the class)
  Comment: Includes 6,557,186 shares issuable upon conversion of 2752128 Ontario Ltd.'s convertible note and 100,000 shares issuable upon exercise of an outstanding option. The separate 164,000-share option expired April 1, 2026. The 837,997 shares reported on Form 144 were not sold. The two reporting-person totals overlap and must not be added together.
- 2752128 Ontario Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 6,657,186; shared voting power 0; sole dispositive power 6,657,186; shared dispositive power 0; aggregate amount beneficially owned 6,657,186 (6.5% of the class)
  Comment: Beneficial ownership reflects approximately 6,557,186 shares issuable upon conversion of the December 31, 2025 convertible promissory note through October 20, 2026, consisting of principal of US$163,888.08 and accrued interest of US$13,155.95, plus 100,000 shares issuable upon exercise of the option expiring July 1, 2027. The corporation holds no outstanding common shares directly. The reporting-person totals overlap and must not be added together.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Rainmaker Worldwide Inc.
Address of issuer's principal executive offices: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada (NV), 89120
Comment: This Amendment No. 1 amends the joint Schedule 13D filed September 21, 2026 by Kelly Michelle White and 2752128 Ontario Ltd. (Accession No. 0001493152-26-043552). Except as expressly amended below, the original Schedule 13D remains unchanged. This amendment corrects Ms. White's direct common-share holding from 10,514,516 to 10,514,440 and the date of her 2,000,000-share gift from January 14, 2026 to January 1, 2026. These corrections do not reflect an additional disposition. The amendment also updates the note conversion shares for accrued interest through October 20, 2026 and supplements Ms. White's positions. The original Schedule 13D was filed after the applicable filing deadline. The Reporting Persons' initial filing obligation arose on January 2, 2025, when 2752128 Ontario Ltd. acquired 11,665,694 shares of Common Stock upon conversion of indebtedness. The information reported herein is current through October 20, 2026. Material changes in beneficial ownership since the event date include: the acquisition of 3,000,000 shares on April 24, 2025 as compensation for services; the transfer on July 17, 2025 of 14,665,694 shares from 2752128 Ontario Ltd. to Kelly Michelle White personally for no cash consideration; the sale on September 25, 2025 of 300,000 shares at $0.0569 per share; the gift on October 6, 2025 of 2,000,000 shares for no consideration; 2752128 Ontario Ltd.'s acquisition on December 31, 2025 of the convertible promissory note described in Items 3 and 6; and Ms. White's gift on January 1, 2026 of 2,000,000 shares for no consideration. A proposed sale of 837,997 shares reported on Form 144 in January 2026 was not consummated. The separate 164,000-share option expired in April 2026. The 3,330,332-share option granted to 2752128 Ontario Ltd. on January 12, 2026 was subsequently cancelled and is not included in current beneficial ownership.

## Item 2. Identity and Background
Name of person filing: Kelly Michelle White; 2752128 Ontario Ltd. (collectively, the "Reporting Persons").
Residence or business address:
Kelly Michelle White: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada 89120.
2752128 Ontario Ltd.: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada 89120.
Present principal occupation or employment:
Kelly Michelle White is President and the sole officer and director of 2752128 Ontario Ltd., an Ontario corporation providing finance, management and consulting services. Through 2752128 Ontario Ltd., Ms. White provides finance and accounting services. She became a director of the Issuer and its Treasurer, Principal Financial Officer and Principal Accounting Officer effective September 21, 2026. The business address of the Reporting Persons is 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada 89120.

Ms. White is the sole officer and director of 2752128 Ontario Ltd. and has full voting and investment control over securities held by 2752128 Ontario Ltd. There are no other executive officers or directors of 2752128 Ontario Ltd.
Criminal convictions in the last five years: Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of the type described in Item 2(e).
Citizenship: Kelly Michelle White is a citizen of Canada. 2752128 Ontario Ltd. is organized under the laws of the Province of Ontario, Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 2, 2025, Rainmaker Worldwide Inc. issued 11,665,694 shares of Common Stock in full conversion of two promissory notes held for the benefit of Kelly Michelle White/2752128 Ontario Ltd. The notes arose from amounts due for services under consulting arrangements and were converted at a fixed conversion price of $0.0347 per share. Based on that conversion price, the converted indebtedness represented approximately $404,799.58 of principal and accrued interest. No cash was paid in connection with the conversion.

On April 24, 2025, the Issuer issued an additional 3,000,000 shares as compensation for services rendered. On July 17, 2025, the 14,665,694 shares then held by 2752128 Ontario Ltd. were transferred to Ms. White personally for no cash consideration.

On December 31, 2025, the Issuer issued 2752128 Ontario Ltd. a convertible promissory note in the principal amount of $163,888.08 in restructuring of bona fide accounts payable for services previously rendered. The note bears simple interest at 10% per annum, matures December 31, 2026, and is convertible at the holder's option at a fixed price of $0.027 per share.

No additional funds were paid in connection with these ownership corrections or the accrual of interest disclosed below. The original description of the December 31, 2025 non-cash note acquisition is unchanged.

2752128 Ontario Ltd. also holds a fully vested stock option currently exercisable for 100,000 shares of Common Stock at an exercise price of $0.0347 per share and expiring July 1, 2027. The option originated from the July 1, 2022 compensation arrangement described in Item 6.

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities were acquired as compensation for services, through conversion or restructuring of amounts owed for services previously rendered, and for investment purposes. Ms. White has provided finance and accounting consulting services to the Issuer through 2752128 Ontario Ltd.

The Reporting Persons may from time to time review their investment in the Issuer and, depending on market conditions, the Issuer's business and prospects, availability of funds, legal and regulatory considerations and other factors deemed relevant, may acquire additional securities, dispose of securities, convert outstanding convertible securities, exercise outstanding options, or otherwise change their investment.

Except as described in this Schedule 13D/A, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the matters described in Item 4(a) through (j).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Based on 95,004,273 shares of Common Stock issued and outstanding, subject to confirmation as of October 20, 2026, and applying the original Rule 13d-3(d)(1) methodology to shares acquirable within 60 days:

Kelly Michelle White may be deemed to beneficially own 17,171,626 shares, consisting of 10,514,440 shares held directly, approximately 6,557,186 shares currently issuable upon conversion of the principal and accrued interest under the convertible promissory note held by 2752128 Ontario Ltd., and 100,000 shares issuable upon exercise of its outstanding stock option.

As of October 20, 2026, the note principal is US$163,888.08 and accrued interest is US$13,155.95. Using 95,004,273 outstanding common shares plus 6,657,186 acquirable shares gives a denominator of 101,661,459 and beneficial ownership of approximately 16.9% for Ms. White.

2752128 Ontario Ltd. may be deemed to beneficially own 6,657,186 shares, consisting of the 6,557,186 shares currently issuable upon conversion of its convertible promissory note and 100,000 shares issuable upon exercise of its outstanding stock option, representing approximately 6.5% of the class using the same Rule 13d-3(d)(1) methodology.

Ms. White is reported as beneficially owning 10,514,440 shares directly following her January 1, 2026 gift reported in the Form 4 being corrected. Her prior reported transactions include the sale of 300,000 shares on September 25, 2025, the gift of 2,000,000 shares on October 6, 2025, and the gift of 2,000,000 shares on January 1, 2026. The 837,997 shares identified in Ms. White's January 2026 Form 144 were not sold and remain included in her direct holdings.
Number of shares as to which each person has sole or shared power to vote or dispose:
Kelly Michelle White: sole voting power and sole dispositive power over 17,171,626 shares, consisting of 10,514,440 shares held directly, approximately 6,557,186 shares issuable under the convertible promissory note and 100,000 shares issuable under the stock option held by 2752128 Ontario Ltd.; shared voting power and shared dispositive power: 0.

2752128 Ontario Ltd.: sole voting power and sole dispositive power over 6,657,186 shares, consisting of 6,557,186 shares issuable upon conversion of its convertible promissory note and 100,000 shares issuable upon exercise of its outstanding stock option; shared voting power and shared dispositive power: 0.

Ms. White has full control over 2752128 Ontario Ltd., including the power to direct the voting and disposition of securities beneficially owned by 2752128 Ontario Ltd.
Transactions in the class effected during the past sixty days: Neither Reporting Person has effected any transactions in the Common Stock since September 21, 2026, the date of the most recent Schedule 13D filing.
Other persons with the right to receive dividends or sale proceeds: Except for the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Kelly Michelle White has remained the beneficial owner of more than five percent of the outstanding Common Stock since January 2, 2025. 2752128 Ontario Ltd. ceased to be the beneficial owner of more than five percent on July 17, 2025, following the transfer of its 14,665,694 common shares to Ms. White personally. It again became the beneficial owner of more than five percent on December 31, 2025, upon issuance of the convertible promissory note described in Items 3 and 6.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
2752128 Ontario Ltd. is the holder of a Convertible Promissory Note issued by Rainmaker Worldwide Inc. on December 31, 2025 in the original principal amount of $163,888.08. The note bears simple interest at 10% per annum, matures one year from issuance, and permits the holder at any time prior to maturity to convert outstanding principal and accrued interest into Common Stock at a fixed conversion price of $0.027 per share. No shareholder rights attach to the note until conversion.

The December 31, 2025 note has principal of US$163,888.08, earns 10% simple annual interest, matures December 31, 2026 and permits conversion of principal and accrued interest at US$0.027 per share. On the calculation convention below, interest through October 20, 2026 is US$13,155.95 and the aggregate conversion amount is approximately 6,557,186 shares. Interest is calculated as US$163,888.08 x 10% x 293 / 365 = US$13,155.947. Principal plus unrounded interest is US$177,044.027, which divided by US$0.027 gives approximately 6,557,186 share equivalents.

Calculations assume no repayment, conversion, transfer or amendment of the note. They exclude the issuance day and retain unrounded interest before dividing by the conversion price. Share equivalents are rounded to the nearest whole share for disclosure; this does not direct the issuer to issue fractional or rounded-up shares. The note's operative day-count and fractional-share terms and the issuer ledger control.

2752128 Ontario Ltd. also holds a fully vested stock option to purchase 100,000 shares of Common Stock, currently exercisable at $0.0347 per share and expiring July 1, 2027. The option was originally granted pursuant to the July 1, 2022 Amendment-II to Consulting Agreement between the Issuer and 2752128 Ontario Ltd. The Issuer's subsequent public filings reflect that, following the Company's share consolidation and a January 2024 Board modification of the exercise price, the outstanding option is for 100,000 shares at an exercise price of $0.0347 per share.

The separate 164,000-share option expired April 1, 2026. The 3,330,332-share option granted January 12, 2026 was forfeited and surrendered without consideration effective April 30, 2026 and is excluded from current ownership.

Ms. White is the sole officer and director of 2752128 Ontario Ltd., serves as its President, and has full control over 2752128 Ontario Ltd., including the power to direct the voting and disposition of securities beneficially owned by 2752128 Ontario Ltd.

Except as described herein, the Reporting Persons are not known to have any contracts, arrangements, understandings or relationships with respect to securities of the Issuer requiring disclosure under Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 -- Joint Filing Agreement dated September 21, 2026, by and between Kelly Michelle White and 2752128 Ontario Ltd., incorporated by reference to the original joint Schedule 13D (Accession No. 0001493152-26-043552).

Exhibit 99.2 -- Convertible Promissory Note dated December 31, 2025 issued to 2752128 Ontario Ltd., incorporated by reference to Exhibit 10.1 to Rainmaker Worldwide Inc.'s Current Report on Form 8-K filed January 5, 2026 (Accession No. 0001493152-26-000421).

Exhibit 99.3 -- Amendment-II to Consulting Agreement, effective July 1, 2022, between Rainmaker Worldwide Inc. and 2752128 Ontario Ltd., pursuant to which the stock option described in Item 6 was originally granted, incorporated by reference to Exhibit 10.2 previously filed by the Issuer under Accession No. 0001493152-22-022626.

## Signatures
- Kelly Michelle White: /s/ Kelly Michelle White, Kelly Michelle White (10/22/2026)
- 2752128 Ontario Ltd.: /s/ Kelly Michelle White, Kelly Michelle White, President (10/22/2026)